Exhibit 99.2

WARRANT PURCHASE AGREEMENT

This WARRANT PURCHASE AGREEMENT (this “Agreement”) dated as of May 6, 2015 (the “Effective Date”), is between HYDROGENICS CORPORATION a Canada Corporation (the “Company”), and  CINNAMON INVESTMENTS LIMITED, an Ontario Corporation (“Cinnamon”), BRIDGECORP CANADA INC., an Ontario Corporation (“Bridgecorp”), and ORIGIN MERCHANT PRINCIPALS FUND LP, an Ontario limited partnership (“Origin”)  (Cinnamon, Bridgecorp and Origin are sometimes referred to herein individually as a “Subscriber” and collectively as the “Subscribers”).

R E C I T A L S:

The Company and the Subscribers are party to that certain Loan Agreement, of even date herewith, pursuant to which the Subscribers are providing the Company with a loan in the aggregate principal amount of US$7,500,000 (the “Loan Agreement”).

As an inducement for the Subscribers to enter into the Loan Agreement, the Company wishes to issue to the Subscribers an aggregate of 250,000 share purchase warrants (the “Warrants”), which entitles each holder thereof, subject to the terms and conditions set forth in the warrant certificate, which will be in the form attached hereto as Exhibit A (the “Warrant Certificate”), to purchase from the Company one common share (a “Common Share”) of the Company (subject to adjustment in accordance with the terms of the Warrant Certificate).  The Subscribers wish to subscribe for the Warrants from the Company on such terms.

NOW, THEREFORE, in consideration of the mutual covenants and agreements in this Agreement and the Loan Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. Reference is hereby made to the Loan Agreement.  Unless the context otherwise requires, all terms used in this Agreement which are defined in the Loan Agreement and not otherwise defined herein, when used herein, shall have the meanings assigned to such terms in the Loan Agreement. All references herein to any Loan Document, or other document or instrument refer to the same as from time to time amended, supplemented or restated.

2. Issuance of the Warrants.  On and subject to the terms of the Loan Agreement, at the time of the Advance, the Company agrees to issue an aggregate of 250,000 Warrants to the Subscribers, of which Cinnamon will be issued 150,000, Bridgecorp will be issued 66,667, and Origin will be issued 33,333. The Warrants will be represented by a Warrant Certificate issued to each Subscriber in the form attached hereto as Exhibit A.

3. Deliveries.  On or before the delivery of the Warrant Certificates to the Subscribers, the Company shall deliver to the Agent on behalf of the Subscribers, the following:

(a) Resolutions of the Directors of the Company certified by an authorized officer which (i) authorize the issuance of the Warrants to the Subscribers pursuant to and in accordance with the terms of the Warrant Agreement and the Warrant Certificates, (ii) reserve for issuance to the holders of the Warrants upon exercise of the Warrants and payment in full to the Company of the exercise price thereunder up to 250,000 Common Shares, or such greater number of Common Shares as the Warrants may be exercisable for from time to time in accordance with the terms of the Warrant Certificates and (iii) authorize the execution, delivery of, and performance by the Company of its obligations pursuant to,  the Warrant Certificates and this Agreement; and

(b) An opinion of counsel for the Company, addressed to the Subscribers, in the form of the opinion attached as Schedule 5.1(m) to the Loan Agreement.

4. Representations, Warranties, Acknowledgments and Covenants of the Company.  The Company represents, warrants, acknowledges and covenants to the Subscribers (and acknowledges that the each of the Subscribers is relying thereon), both at the date hereof and at the time the Warrants are issued, that:

(a)	The Company is a corporation incorporated, organized and existing under the laws of Canada and is in good standing under such laws.

(b)
The execution, delivery and performance by the Company of this Agreement and the Warrant Certificates and the consummation of the transactions contemplated hereby and thereby, and the issue of the Common Shares issuable upon exercise of the Warrants, have been duly authorized by all necessary action on the part of the Company.

(c)
The Company has authorized and has reserved and covenants to continue to reserve a sufficient number of its authorized but unissued Common Shares to effect the issuance of the Common Shares upon the exercise of the Warrants. Any Common Shares issuable upon exercise of the Warrants (and such shares when issued) are herein referred to as the “Warrant Shares”.

(d)
The execution, delivery and performance by the Company of this Agreement in accordance with its terms and the completion of the transactions contemplated hereby, including the issuance of the Warrants in accordance with its terms, and the issuance of the Warrant Shares issuable upon exercise of the Warrants, when issued and paid for and otherwise in accordance with the terms of the Warrant Certificates, (i) assuming, in respect of the issuance of the Warrant Shares as the aforesaid, that all consents, filings, approvals and actions as are required under applicable securities laws and the rules of the Toronto Stock Exchange and NASDAQ Global Market have been obtained, made or taken (and the Company hereby covenants and agrees to obtain, make or take all such consents, filings, approvals and actions), do not and will not result in a violation of any law, regulation, order or ruling applicable to the Company, and, (ii) do not and will not constitute a breach of or default under any agreement to which the Company is a party or by which it is bound.

(e)
This Agreement and the Warrant Certificates constitute legal, valid and binding obligations of the Company enforceable against it in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or effecting the enforcement of creditor’s rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other actual remedies.

(f)
The Warrant Shares to be issued upon exercise of the Warrants, when issued and paid for in accordance with the terms of the Warrant Certificates, will be validly issued, fully paid and non-assessable Common Shares, free of restrictions on transfer other than restrictions under applicable securities laws, and, assuming the accuracy of the representations of the Subscribers in Section 5 and the compliance by the Subscribers with the covenants in Section 5, will be issued in compliance with all applicable securities laws.

(g)
The Company is a reporting issuer in the Province of Ontario, is in compliance in all material respects with the applicable securities legislation of Ontario and the rules, regulations and written and published policies thereunder, and has not been placed in default on the Reporting Issuers List published by the Ontario Securities Commission.

5. Securities Compliance.

(a)
The Company shall file the requisite Form 45-106F1 pursuant to the Securities Act (Ontario) with the Ontario Securities Commission (the “OSC”) and any similar forms required to be filed under the securities laws of any other province or territory of Canada.

(b)
Each Subscriber acknowledges that the Company is relying upon the truth and accuracy of the representations, warranties, acknowledgments and covenants of the Subscriber set forth herein in order to determine the applicability of United States, Canadian, state and provincial securities laws, including exemptions, and the suitability of the Subscriber to acquire the Warrants and the Warrant Shares.

(c)
If the Subscriber is resident in the Province of Ontario, the Subscriber is hereby notified by the Company that: (i) the Company is required to provide information (“personal information”) pertaining to the Subscriber required to be disclosed in Schedule I of Form 45-106F1 under National Instrument 45-106 – Prospectus and Registration Exemptions (“NI 45-106”) (including the Subscriber’s name, address, telephone number and the number of Warrants subscribed for), which Form 45-106F1 is required to be filed by the Company under NI 45-106, (ii) the personal information will be delivered to the OSC in accordance with NI 45-106, (iii) such personal information is being collected indirectly by the OSC under the authority granted to it in securities legislation, (iv) such personal information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and (v) the public official in Ontario who can answer questions about the OSC’s indirect collection of such personal information is the Administrative Support Clerk at the OSC, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8, Telephone: (416) 593-8314. By executing this Agreement, the Subscriber hereby authorizes the indirect collection of such personal information by the OSC.

(d)
The Warrants and the Warrant Shares may not be transferred or assigned in whole or in part without compliance by the transferor and the transferee with applicable securities laws and the rules, instruments and policies of any applicable securities regulatory authority or stock exchange. The Warrant Certificate, any replacement Warrant Certificate or other security certificate issued upon exercise of the Warrants will include the following legends:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DATE OF ISSUANCE.]

THESE WARRANTS MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON UNLESS THESE WARRANTS AND THE SECURITIES DELIVERABLE UPON EXERCISE OF THESE WARRANTS HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) AND THE APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.  “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

Any Common Share certificate issued upon exercise of the Warrants will include the following legends:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DATE OF ISSUANCE.]

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE “TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.

THESE WARRANTS MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON UNLESS THESE WARRANTS AND THE SECURITIES DELIVERABLE UPON EXERCISE OF THESE WARRANTS HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) AND THE APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.  “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

Upon expiry of the conditions requiring such legends, the Company shall, at the request of and at no cost to the Subscriber, replace any Common Share certificate bearing such legends with a Common Share certificate not bearing such legends.

6. Representations, Warranties, Acknowledgments and Covenants of the Subscribers. Each Subscriber, severally, with respect to itself only and not with respect to any other Subscriber, represents, warrants, acknowledges and covenants to the Company (and acknowledges that the Company is relying thereon), both at the date hereof and at the time the Warrants are issued, that:

(a)
this Subscription Agreement and the Exhibits attached hereto require the Subscriber to provide certain personal information to the Company.  Such information is being collected by the Company for the purposes of completing the subscription, which includes, without limitation, determining the Subscriber’s eligibility to subscribe for the Warrants under applicable securities legislation, preparing and registering certificates representing Warrants to be issued to the Subscriber and completing filings required by any stock exchange or securities regulatory authority.  The Subscriber’s personal information may be disclosed by the Company to: (a) stock exchanges or securities regulatory authorities; (b) the Company’s registrar and transfer agent; and (c) any of the other parties involved in the subscription including legal counsel and may be included in record books in connection with the subscription.  By executing this Subscription Agreement, the Subscriber is deemed to be consenting to the foregoing collection, use and disclosure of the Subscriber’s personal information.  The Subscriber also consents to the filing of copies or originals of any of the Subscriber’s documents as may be required to be filed with any stock exchange or securities regulatory authority in connection with the subscription; and

(b)
it has been independently advised as to restrictions with respect to trading in the Warrants and the Warrant Shares imposed by applicable securities legislation in the jurisdiction in which it resides, confirms that no representation (written or oral) has been made to it by or on behalf of the Company with respect thereto, acknowledges that it is aware of the characteristics of the Warrants and the Warrant Shares, the risks relating to an investment therein and of the fact that it may not be able to resell the Warrants or the Warrant Shares except in accordance with limited exemptions under applicable securities legislation and regulatory policy until expiry of the applicable restricted period and compliance with the other requirements of applicable law; and

(c)
it has not received or been provided with, nor has it requested, nor does it have any need to receive, any offering memorandum, prospectus, sales or advertising literature or any other document describing or purporting to describe the business and affairs of the Company which has been prepared for delivery to, and review by, prospective subscribers in order to assist them in making an investment decision in respect of the Warrants; and

(d)
it has not become aware of any advertisement in printed media of general and regular paid circulation (or other printed public media), radio, television or telecommunications or other form of advertisement (including electronic display such as the Internet) with respect to the distribution of the Warrants; and

(e)
it is subscribing for the Warrants as principal for its own account, not for the benefit of any other person, for investment only and not with a view to the resale or distribution of all or any of the Warrants or the Warrant Shares, it is resident in or otherwise subject to applicable securities laws of the jurisdiction set out in the “Address for Notices” on the signature page hereof and it is an “accredited investor”, as such term is defined in NI 45-106, it was not created or used solely to purchase or hold securities as an accredited investor as described in paragraph (m) of the definition of “accredited investor” in NI 45-106, and it has concurrently executed and delivered a Representation Letter in the form attached as Exhibit B to this Agreement and specifically represents and warrants that one or more of the categories set forth in Appendix A attached to the Representation Letter correctly, and in all respects, describes the Subscriber, and will describe the Subscriber as at the time the Warrants are issued, and the Subscriber has so indicated by initialing or placing a check mark beside the category or categories in such Appendix A which so describes it; and

(f)	it acknowledges that:

(i)	no securities commission, other regulatory authority or stock exchange has reviewed or passed on the merits of the Warrants or the Warrant Shares; and

(ii)	there are risks associated with the subscription for the Warrants and the Warrant Shares; and

(iii)
it is aware that the Warrants are not and will not be listed on any stock exchange or quoted on any quotation and trade reporting system and the Warrants are not transferable except with the prior written consent of the Company; and

(iv)
the Company has advised the Subscriber that the Company is relying on an exemption from the requirements to provide the Subscriber with a prospectus and, as a consequence of acquiring Warrants pursuant to this exemption, certain protections, rights and remedies provided by the Securities Act (Ontario) and other applicable securities laws, including statutory rights of rescission or damages, will not be available to the Subscriber; and

(v)
the certificate evidencing the Warrants and the Warrant Shares which shall be issued will bear a legend referring to the applicable restrictions on resale and neither the Company nor any transfer agent of the Company will register any transfer of such Warrants or Warrant Shares not made in compliance with such restrictions on resale; and

(g)	it confirms that neither the Company, nor any of its directors, officers, employees or representatives, have made any representations (oral or written) to the Subscriber:

(i)	that any person will resell or repurchase the Warrants or the Warrant Shares; or

(ii)	as to the future price or value of the Warrants or the Warrant Shares; and

(h)
it is aware that the Warrants and the Warrant Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (“U.S. Securities Act”) or the securities laws of any state and that these securities may not be offered or sold, directly or indirectly, and the Warrants may not be exercised, in the United States without registration under the U.S. Securities Act or compliance with requirements of an exemption from registration and the applicable laws of all applicable states or an exemption from such registration requirements is available and it acknowledges that the Company has no intention of filing a registration statement under the U.S. Securities Act in respect of the Warrants or the Warrant Shares; and

(i)
the Warrants and the Warrant Shares have not been offered to the Subscriber in the United States, and the individuals making the order to subscribe for the Warrants and executing and delivering this Agreement on behalf of the Subscriber were not in the United States when the order was placed and this Agreement was executed and delivered; and

(j)
it is not a U.S. Person (as defined in Regulation S under the U.S. Securities Act, which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or Company organized or incorporated under the laws of the United States) and is not acquiring, and will not acquire, the Warrants and the Warrant Shares on behalf of, or for the account or benefit of, a person in the United States or a U.S. Person; and

(k)
it undertakes and agrees that it will not offer or sell the Warrants or the Warrant Shares in the United States unless such securities are registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available, and further that it will not resell the Warrants and the Warrant Shares, except in accordance with the provisions of applicable securities legislation, regulations, rules, policies and orders and stock exchange rules; and

(l)
if a corporation, partnership, unincorporated association or other entity, it has been duly incorporated or created, as the case may be, and is valid and subsisting under the laws of its jurisdiction of incorporation or creation, it has the legal capacity to enter into and be bound by this Agreement and further certifies that all necessary approvals of directors, shareholders or otherwise have been given and obtained; and

(m)	this Agreement has been duly and validly authorized, executed and delivered by and constitutes a legal, valid, binding and enforceable obligation of the Subscriber; and

(n)
it is knowledgeable, sophisticated and experienced in financial and business affairs so as to be capable of evaluating the merits and risks of its investment and fully understands the characteristics of the Warrants and the Warrant Shares and it is able to bear the economic risk of loss of its entire investment; and

(o)
except for the representations and warranties expressly made by the Company in the Loan Agreement, it has relied solely upon publicly available information relating to the Company and not upon any verbal or written representation as to fact or otherwise made by or on behalf of the Company; and

(p)
if required by applicable securities legislation, regulations, rules, policies or orders or by any securities commission, stock exchange or other regulatory authority, the Subscriber will execute, deliver, file and otherwise assist the Company in filing, such reports, undertakings and other documents with respect to the issue of the Warrants and the Warrant Shares including, without limitation, a Representation Letter in the form attached as Exhibit B.

7. Successors and Assigns.  This Agreement is binding upon and shall inure to the benefit of the Subscribers and the Company and their respective successors and assigns, except that neither Company nor the Subscribers may assign or transfer any of their respective rights or obligations under this Agreement without the prior written consent of the Subscribers or the Company, respectively.

8. Survival.  All representations and warranties made in this Agreement or in any document, statement, or certificate furnished in connection with this Agreement shall survive the execution and delivery of this Agreement, and no investigation by the Company, or the issuance of the Warrants shall affect the representations and warranties or the right of the Company to rely upon them.

9. Amendment.  The provisions of this Agreement may be amended or waived only by an instrument in writing signed by all the parties hereto.

10. Governing Law; Venue.  This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the applicable laws of the Canada. This agreement has been entered into in Ontario, and it shall be performable for all purposes in Ontario.  Any action or proceeding under or in connection with this Agreement may be brought in any court having jurisdiction in the Province of Ontario.

11. Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12. Severability.  Any provision of this Agreement held by a court of competent jurisdiction to be invalid or unenforceable shall not impair or invalidate the remainder of this Agreement and the effect thereof shall be confined to the provision held to be invalid or illegal.

13. Headings.  The headings, captions, and arrangements used in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.

14. No Oral Agreements.  This written agreement, and the instruments and documents executed in connection herewith, represent the final agreement between the parties and may not be contradicted by evidence of prior, contemporaneous, or subsequent oral agreements of the parties. There are no unwritten oral agreements between the parties.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

COMPANY:

HYDROGENICS CORPORATION,
a Canada corporation

By: “Daryl C.F. Wilson”
       ________________________________
       Daryl C.F. Wilson
       President and Chief Executive Officer

Address for Notices:

220 Admiral Boulevard
Mississauga, ON  L5T 2N6
Phone: (905) 361-3660
Attention:  Bob Motz
Chief Financial Officer

SUBSCRIBERS:

CINNAMON INVESTMENTS LIMITED,
an Ontario corporation

By: “Patrick W. E. Hodgson”
      ________________________________
      Patrick W. E. Hodgson
      President

Address for Notices:

[REDACTED – PERSONAL INFORAMTION]

BRIDGECORP CANADA INC.,
an Ontario corporation

By: “Jason Chapnik”
      ________________________________
      Jason Chapnik
      President

Address for Notices:

[REDACTED – PERSONAL INFORAMTION]

ORIGIN MERCHANT PRINCIPALS FUND LP, an Ontario limited partnership, acting by its General Partner, Origin Capital GP Inc.

By: “Jason Meloche”
      ________________________________
      James Meloche
      President

Address for Notices:

[REDACTED – PERSONAL INFORAMTION]

EXHIBIT A

FORM OF WARRANT CERTIFICATE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DATE OF ISSUANCE.]

THESE WARRANTS MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON UNLESS THESE WARRANTS AND THE SECURITIES DELIVERABLE UPON EXERCISE OF THESE WARRANTS HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) AND THE APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.  “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

THE WARRANTS REPRESENTED BY THIS WARRANT CERTIFICATE WILL BE VOID AND OF NO VALUE IF NOT EXERCISED PRIOR TO 5:00 P.M. (EASTERN TIME) ON ■, 2019.

WARRANT CERTIFICATE

HYDROGENICS CORPORATION
(Incorporated under the laws of Canada)

Void After
_____, 2019

WARRANT CERTIFICATE NO.___	________________ WARRANTS, entitling the holder to acquire, subject to adjustment set forth herein, one (1) Common Share for each whole Warrant represented hereby.

THIS CERTIFIES that, for value received, __________________________ (the “Holder”), is the registered holder of _______________________ common share purchase warrants (the “Warrants”), each of which entitles the Holder, subject to the terms and conditions set forth in this Warrant Certificate, to purchase from HYDROGENICS CORPORATION (the “Company”), one common share (a “Common Share”) (subject to adjustment in accordance with Sections 11 and 12, if applicable), at any time until 5:00 p.m. (Eastern time) on the ____day of ______, 2019 (the “Expiry Time”) at which time the Warrants represented hereby shall become wholly void and the unexercised portion of the subscription right represented hereby will expire and terminate.

The above provisions are subject to the following:

1.
Expiry Time All Warrants represented by this Warrant Certificate shall be exercisable at any time from the date hereof until the Expiry Time, after which all rights evidenced hereby shall be void and of no further value or effect. Nothing contained herein shall confer any right upon the Holder to subscribe for or purchase Common Shares at any time after the Expiry Time.

2.	Exercise Price The exercise price per Common Share shall be US $15.00 per Common Share (the “Exercise Price”) (subject to adjustment in accordance with Sections 11 and/or 12, if applicable).

3.
Exercise of Warrants The Warrants may be exercised, in whole or in part, and in any event, prior to the Expiry Time by the Holder completing the subscription form attached hereto as Schedule A and made a part hereof and delivering same to the principal office of the Company, 220 Admiral Boulevard, Mississauga, Ontario L5T 2N6 (the “Principal Office”), together with this Warrant Certificate and a sum payable to the order of the Company or as the Company may direct, in the amount of the aggregate Exercise Price for the Warrants to be exercised. The Company shall notify the Holder in writing, within five business days, of any change of address of the Principal Office.

4.
Payment The Common Shares subscribed for upon exercise of the Warrants must be paid in full at the time of subscription, by cash, certified cheque, money order, bank draft or wire transfer of immediately available funds to or to the order of the Company or as the Company may direct.

5.	Share Certificates

a)
Upon compliance with the conditions as aforesaid, the Company will cause to be issued to the Holder the number of fully paid and non-assessable Common Shares issuable upon exercise of the Warrants so exercised and such Holder shall be deemed upon presentation and payment as aforesaid to be the holder or holders of record of such Common Shares.

b)	The Company will cause to be mailed or delivered to the Holder at the address or addresses specified in the subscription form:

a.	certificate or certificates evidencing the number of Common Shares issued upon exercise of the Warrants; or

b.	evidence that such Holder’s interest in Common Shares issued upon exercise of the Warrants has been registered in the book-based system of CDS Clearing and Depository Services Inc. or its successor,

within (i) five business days after the Holder has complied with the aforesaid conditions, with respect to all Common Shares issuable upon exercise of the Warrants other than the Holder’s Pro Rata Share (as defined below) of the GM Pre-Emptive Shares (as defined below), and (ii) fourteen business days after the Holder has complied with the aforesaid conditions, with respect to the Holder’s Pro Rata Share of the GM Pre-Emptive Shares, unless the Company has elected to pay the Substituted Cash Amount. For the purposes of this Agreement, the Holder’s “Pro Rata Share” at any time shall be the percentage calculated by dividing the number of Warrants held by the Holder at such time by the number of Aggregate Warrants (as defined below) outstanding at that time.

c)
The Holder acknowledges that the Company is, as at the Warrant Original Issue Date, a party to a Governance Agreement dated October 16, 2001 between the Company and General Motors Corporation (now General Motors Holding LLC (“GM”)) under which the Company has granted GM certain rights with respect to issuances of equity securities by the Company as set out in Article 5 thereof (the “GM Pre-Emptive Right”).  The Company shall, within two business days of receiving from the Holder all deliverables required under Section 3 hereof to effect the exercise of the Warrants, deliver a notice to GM, if required, specifying the terms and conditions of the proposed issuance of Common Shares to the Holder upon exercise of the Warrants, including the number of Common Shares that GM would be entitled to purchase under the GM Pre-Emptive Right (the “GM Pre-Emptive Shares”).  If GM exercises the GM Pre-Emptive Right, the Company may, at its sole option, reduce the number of Common Shares otherwise issuable to the Holder upon exercise of the Warrants by the Holder’s Pro Rata Share of the number of Common Shares to be issued to GM under the GM Pre-Emptive Right (the “Substituted Shares”), in which case the Company shall pay to the Holder, in lieu of the Substituted Shares, a cash payment per Substituted Share in the amount of the Market Price of the Common Shares on the date the Warrants are exercised (the “Substituted Cash Amount”).

6.
Fractional Warrants The Company shall not be required to issue any fraction of a Common Share upon exercise of any Warrants; provided, that, if more than one Warrant shall be exercised hereunder at one time by the same Holder, the number of full Common Shares which shall be issuable upon exercise thereof shall be computed on the basis of all Warrants so exercised, and shall include the aggregation of all fractional Common Shares issuable upon exercise of such Warrants. If after giving effect to the aggregation of all Common Shares (and fractions thereof) issuable upon exercise of Warrants by the same Holder at one time as set forth in the previous sentence, any fraction of a Common Share would, except for the provisions of this Section 6, be issuable on the exercise of any Warrant or Warrants, the Holder shall not be entitled to any cash payment or compensation in lieu of such fractional Common Share.

7.
No U.S. Registration The Holder hereby acknowledges that the Warrants represented hereby and the Common Shares issuable hereunder have not been and will not be registered under the U.S. Securities Act, as amended, or the securities laws of any state of the United States.

8.
Exercise in Whole or in Part The Warrants may be exercised in whole or in part prior to the Expiry Time and, if exercised in part, the Company shall issue another certificate, without charge, evidencing the remaining unexercised, unexpired Warrants.

9.
No Rights of Shareholder Until Exercise This certificate and the Warrants represented hereby do not confer any rights of a shareholder on the Holder (including any right to vote at, receive notice of, or attend meetings of shareholders or the right to receive dividends or other distributions).

10.
Transferability The Warrants may not be transferred or assigned in whole or in part without the prior written consent to such transfer by the Company, such consent not to be unreasonably withheld or unduly delayed. The Warrants and the Common Shares issuable upon exercise of the Warrants may not be transferred or assigned in whole or in part without compliance by the transferor and the transferee with applicable securities laws and the rules, instruments and policies of any applicable securities regulatory authority or stock exchange.  Any replacement Warrant Certificate shall contain the same legends as this Warrant Certificate. Any Common Share certificate issued upon exercise of the Warrants will include the following legends:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE “TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DATE OF ISSUANCE.]

Upon expiry of the conditions requiring such legends, the Company shall, at the request of and at no cost to the Holder, replace any Common Share certificate bearing such legends with a Common Share certificate not bearing such legends.

11.	Adjustments

a)
Stock Dividend, Consolidation or Subdivision. If the Company at any time during the period commencing on the date of issue of the Warrants and ending at the Expiry Time (the “Adjustment Period”) issues to holders of all or substantially all the outstanding Common Shares a dividend payable solely in, or other distribution solely of, Common Shares (a “Stock Dividend”), the Exercise Price in effect at the close of business on the record date for such dividend or distribution shall be reduced immediately thereafter to the price determined by multiplying such Exercise Price by the quotient of (x) the number of Common Shares outstanding at the close of business on such record date divided by (y) the sum of such number of Common Shares and the total number of Common Shares constituting such dividend or other distribution. In the event that a Stock Dividend contemplated by this Subsection 11a) is not made, the Exercise Price then in effect shall be readjusted, effective as of the date when the Board of Directors of the Company determines not to make such Stock Dividend to the Exercise Price that would then be in effect upon exercise of the Warrants if such record date had not been fixed. If the Company at any time subdivides or combines (by stock split, reverse stock split, recapitalization or otherwise) the outstanding Common Shares into a greater or smaller number of Common Shares, the Exercise Price in effect immediately prior to the time of effectiveness of such subdivision or combination shall be adjusted at such time of effectiveness to the price determined by multiplying such Exercise Price by the quotient of (x) the number of Common Shares outstanding immediately prior to such time of effectiveness divided by (y) the number of Common Shares outstanding at the time of effectiveness of and after giving effect to such subdivision or combination. In any such event referred to in this Subsection 11a), the number of Common Shares issuable upon exercise of each Warrant as in effect immediately prior to the Exercise Price adjustment contemplated by the foregoing shall be adjusted immediately thereafter to the amount determined by multiplying such number by the quotient of (x) the Exercise Price in effect immediately prior to such Exercise Price adjustment divided by (y) the Exercise Price determined in accordance with such Exercise Price adjustment.

b)
Reorganization, Consolidation, Amalgamation, etc. If the Company at any time during the Adjustment Period (i) reorganizes, consolidates, amalgamates, merges or effects a plan of arrangement with any other body corporate (other than a reorganization, consolidation, amalgamation, merger or plan of arrangement that does not result in any reorganization or reclassification of the outstanding Common Shares or a change of the Common Shares into Other Securities or other property), (ii) completes a sale of all or substantially all of its shares to another arm’s length person, or (iii) reorganizes or reclassifies its Common Shares into Other Securities (each of (i), (ii) and (iii), a “Reorganization”), then upon exercise of the Warrants and payment of the Exercise Price at any time following such event, the Holder shall receive in lieu of Common Shares, such number or amount of Other Securities or other property (including cash) as the Holder would have received if the Holder had exercised the Warrants hereunder immediately before such Reorganization.

c)
Dividends, Distributions, etc. If the Company at any time during the Adjustment Period shall fix a record date for the making of a dividend or other distribution (other than (i) a Stock Dividend covered by Subsection 11a) or (ii) cash dividends payable in accordance with an established policy of regular or ordinary course dividend payments) to the holders of all or substantially all of the Common Shares (collectively, a “Distribution”) of: (i) any evidences of its indebtedness or any other securities or property of any nature whatsoever (other than Common Shares); or (ii) any options, warrants or other rights to subscribe for or purchase any of the following: any evidences of its indebtedness or any other securities or property of any nature whatsoever (other than Common Shares); then, in each such case, the Exercise Price in effect immediately prior to the close of business on such record date shall be adjusted effective immediately thereafter to a price determined by multiplying the Exercise Price in effect on such record date by the quotient of (x) the product of the number of Common Shares outstanding as of the close of business on such record date and the Market Price (as defined below) of the Common Shares on such record date, less the fair market value (as determined in good faith by the Board of Directors of the Company) to the holders of Common Shares of such evidences of indebtedness or other securities or property so issued or distributed in the Distribution, divided by (y) the product of the number of Common Shares outstanding as of the close of business on such record date and the Market Price of the Common Shares on such record date.  In the event that a Distribution contemplated by this Subsection 11c) is not made, the Exercise Price then in effect shall be readjusted, effective as of the date when the Board of Directors of the Company determines not to distribute such evidences of indebtedness, securities, property, options, warrants or rights, as the case may be, to the Exercise Price that would then be in effect upon exercise of this Warrant if such record date had not been fixed.  In any such event referred to in this Subsection 11c), the number of Common Shares issuable upon exercise of each Warrant as in effect immediately prior to the Exercise Price adjustment contemplated by the foregoing shall be adjusted immediately thereafter to the amount determined by multiplying such number by the quotient of (x) the Exercise Price in effect immediately prior to such Exercise Price adjustment divided by (y) the Exercise Price determined in accordance with such Exercise Price adjustment.

d)
Continuation of Terms. Upon any Reorganization referred to in this Section 11, the Warrants will continue in full force and effect in accordance with their terms and the terms of this Warrant Certificate will be binding upon the successor corporation or other person resulting from such Reorganization (if not the Company).

e)
Other Securities. “Other Securities” refers to any shares in the capital of the Company (other than Common Shares) or any other person (corporate or otherwise), as the case may be, which the Holder will be entitled to receive, or will have received, on the exercise of the Warrants, in lieu of Common Shares pursuant to this Section 11 or otherwise.

f)
Market Price. For purposes of this Agreement, the “Market Price” of the Common Shares on a particular date means the volume weighted trading price on the TSX, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the relevant date, provided that if the Common Shares are not then listed on an exchange, then the Market Price shall be determined by a firm of Canadian nationally recognized independent chartered accountants selected by the Company.

12.	Adjustments to Exercise Price for Diluting Issues

a)	Special Definitions. For purposes of this Section 12, the following definitions shall apply:

“Option” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Shares or Convertible Securities.

 “Convertible Securities” shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Shares, but excluding Options.

“Additional Common Shares” shall mean all Common Shares issued (or, pursuant to Subsection 12b) below, deemed to be issued) by the Company during the Adjustment Period, other than (1) the following Common Shares and (2) Common Shares deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, “Exempted Securities”):

(i)	Common Shares issued or deemed to be issued for consideration per share equal to or greater than the Exercise Price in effect immediately prior to such issuance or deemed issuance;

(ii)
Options or Convertible Securities to be issued or deemed to be issued for consideration per share (calculated in accordance with Subsection 12(d)(ii)) equal to or greater than the Exercise Price in effect immediately prior to such issuance or deemed issuance;

(iii)
Common Shares, Options or Convertible Securities issued by reason of a subdivision, re-division, combination, dividend or other distribution on Common Shares or other transaction for which an adjustment is provided pursuant to Section 11;

(iv)
Common Shares or Options issued to employees or directors of, or consultants or advisors to, the Company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Company, including without limitation employee or director stock options, ESOPs, restricted share units, deferred share units, performance share units or other employee or security-based compensation programs;

(v)
Common Shares or Convertible Securities actually issued upon the exercise of Options or Common Shares actually issued upon the conversion or exchange of Convertible Securities, in each case, provided such issuance is pursuant to the terms of such Option or Convertible Security;

“Warrant Original Issue Date” shall mean ■, 2015.

“Warrant Original Issue Date Market Price” means the Market Price of the Common Shares on the Warrant Original Issue Date, being US $■ per Common Share.

b)	Deemed Issue of Additional Common Shares.

(i)
If the Company at any time or from time to time during the Adjustment Period shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities), then the maximum number of Common Shares (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Common Shares issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(ii)
If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Exercise Price pursuant to the terms of Subsection 12c), are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of Common Shares issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Company upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Exercise Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Exercise Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (ii) shall have the effect of increasing the Exercise Price to an amount which exceeds the lower of (i) the Exercise Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Exercise Price that would have resulted from any issuances of Additional Common Shares (other than deemed issuances of Additional Common Shares as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(iii)
If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Exercise Price pursuant to the terms of Subsection 12c) (either because the consideration per Common Share (determined pursuant to Subsection 12d)) of the Additional Common Shares subject thereto was equal to or greater than the Exercise Price then in effect, or because such Option or Convertible Security was issued before the Warrant Original Issue Date), are revised after the Warrant Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of Common Shares issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Company upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Common Shares subject thereto (determined in the manner provided in Subsection 12b)(i)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(iv)
Upon the expiration or termination of any unexercised Option or unconverted or un-exchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Exercise Price pursuant to the terms of Subsection 12c), the Exercise Price shall be readjusted to such Exercise Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(v)
If the number of Common Shares issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Company upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Exercise Price provided for in this Subsection 12b) shall be effected at the time of such issuance or amendment based on such number of Common Shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (ii) and (iii) of this Subsection 12b)). If the number of Common Shares issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Company upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Exercise Price that would result under the terms of this Subsection 12b) at the time of such issuance or amendment shall instead be effected at the time such number of Common Shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Exercise Price that such issuance or amendment took place at the time such calculation can first be made.

c)
Adjustment of Exercise Price Upon Issuance of Additional Common Shares. In the event the Company shall at any time during the Adjustment Period issue Additional Common Shares (including Additional Common Shares deemed to be issued pursuant to Subsection 12b)), without consideration or for a consideration per Common Share less than the applicable Exercise Price in effect immediately prior to such issue, then the Exercise Price shall be reduced, concurrently with such issue, to the highest of (x) the Warrant Original Issue Date Market Price, (y) the Market Price of the Common Shares on the date of the adjustment, and (z) the consideration per Common Share for which the Additional Common Shares were issued or deemed to be issued, provided that in no circumstances will an adjustment under this Subsection 12c) result in an upward adjustment of the Exercise Price. For greater certainty, all adjustments to the Exercise Price pursuant to this Section 12 shall be calculated in accordance with this Subsection 12c).

d)	Determination of Consideration. For purposes of this Section 12, the consideration received by the Company for the issue of any Additional Common Shares shall be computed as follows:

(i)
Cash and Property: Such consideration shall (x) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company, excluding amounts paid or payable for accrued interest; (y) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Company; and (z) in the event Additional Common Shares are issued together with other shares or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in (x) and (y) above, as determined in good faith by the Board of Directors of the Company.

(ii)
Options and Convertible Securities. The consideration per share received by the Company for Additional Common Shares deemed to have been issued pursuant to Subsection 12b), relating to Options and Convertible Securities, shall be determined by dividing, (x) the total amount, if any, received or receivable by the Company as consideration for the issue of such Options or Convertible Securities (as determined in accordance with subsection 12d)(i), plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities (as determined in accordance with subsection 12d)(i)), by (y) the maximum number of Common Shares (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

e)
De Minimis Issuances. No adjustment to the Exercise Price shall be made pursuant to this Section 12 for issuances or deemed issuances of Additional Shares unless such Additional Shares represent 1% or more of the outstanding Common Shares immediately following the issuance or deemed issuance of the Additional Shares.  Each issuance or deemed issuance of Additional Shares that would have resulted in an adjustment to the Exercise Price but for the operation of this Subsection 12d) (“Exempt Shares”) will be aggregated and an adjustment to the Exercise Price will be made once the total of such Exempt Shares exceeds 1% of the outstanding Common Shares immediately following the issuance of the last Exempt Shares issued or deemed to be issued, in which case the adjustment to the Exercise Price will be calculated based on the consideration per Common Share of the Exempt Shares issued for the lowest consideration per Common Share.

f)
No Duplication. In no event will any issuance or deemed issuance of Common Shares result in an adjustment to the Exercise Price under both Section 11 and Section 12.  No adjustment in the Exercise Price or in the number of Common Shares issuable upon exercise of the Warrants shall be made pursuant to Sections 11 and 12 in respect of the issue from time to time of Common Shares pursuant to this Warrant Certificate or pursuant to any employee, director or consultant stock option, employee share ownership plan, restricted share units, deferred share units or other employee director or consultant security based compensation programs.

13.	Cumulative Adjustments The adjustments provided for in this Warrant Certificate are cumulative.

14.
Adjustment Date The applicable provisions of this Warrant Certificate shall, ipso facto, be deemed to be amended to reflect the adjustments pursuant to Section 11 and Section 12 and the provisions of Section 19c) will not apply to such amendment. In any case in which this Warrant Certificate shall require that an adjustment shall become effective immediately after a record date for an event referred to in Section 11 or Section 12, the Company may defer, until the occurrence of such event:

(i)
issuing to the Holder, to the extent that the Warrants are exercised after such record date and before the occurrence of such event, the additional Common Shares or other securities issuable upon such exercise by reason of the adjustment required by such event; and

(ii)	delivering to the Holder any distribution declared with respect to such additional Common Shares or other securities after such record date and before such event;

provided, however, that the Company shall deliver to the Holder an appropriate instrument evidencing the right of the Holder upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price or the number of Common Shares issuable upon the exercise of the Warrants and to such distribution declared with respect to any such additional Common Shares issuable upon the exercise of the Warrants.

15.
Adjustment Disputes If a dispute shall at any time arise with respect to adjustments of the Exercise Price or the number of Common Shares issuable upon the exercise of the Warrants (a “Dispute”), such disputes shall be conclusively determined by such firm of Canadian nationally recognized independent chartered accountants as may be agreed upon by the Company, on the one hand, and the holders of all of the Warrants outstanding on the date of the Dispute (the “Disputing Holders”), on the other hand. If the Company and the Disputing Holders do not agree upon the appointment of such firm of Canadian nationally recognized independent chartered accountants within ten business days of the date on which either the Company or the Disputing Holders notifies the other of a Dispute, either the Company or any Holder may thereafter apply to a judge of the Ontario Superior Court sitting in Toronto to appoint such firm of chartered accountants  meeting the foregoing criteria to determine the matters in dispute.  The matters in dispute shall be determined by the firm of chartered accountants so appointed within ten business days of its appointment and any such determination shall be conclusive evidence of the correctness of any adjustment made pursuant to Section 11 and 12 hereof and shall be binding upon the Company and the Holder.

16.	Prior Notification of Certain Events If at any time there is any proposed event giving rise to an adjustment in accordance with Section 11 or 12 (each an “Adjustment Event”)
then the Company will give to the Holder at least 10 days’ prior written notice in accordance with Section 20 of the date (i) on which the books of the Company will close or a record will be taken for such Adjustment Event, if applicable, (ii) for determining rights to vote, if any, of holder of Common Shares with respect to Adjustment Event and (iii) on which such events are expected to take place.

17.
Certificate as to Adjustments In each case of any adjustment or readjustment in the Common Shares (or Other Securities) issuable on the exercise of the Warrants, the Company at its expense will promptly compute such adjustment or readjustment in accordance with the terms of the Warrants and will prepare a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, including (i) the number of Common Shares (or Other Securities) outstanding or deemed to be outstanding, and (ii) the Exercise Price and the number of Common Shares to be received upon exercise of the Warrants, in effect immediately prior to such adjustment or readjustment and after such adjustment or readjustment, as provided in this Warrant Certificate. The Company will mail a copy of each such certificate to the Holder forthwith and in any event, prior to the effective date or record date, as the case may be, of any event requiring adjustment in the rights attached to the Warrants.

18.
Company to Reserve Shares The Company shall at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited), solely for the purpose of issue upon exercise of the Warrants as provided herein such number of Common Shares as shall then be issuable upon the exercise of the Warrants. All Common Shares issuable upon exercise of the Warrants shall be, when issued, duly and validly issued as fully paid and non-assessable.  The issuance of Common Shares upon exercise of the Warrants shall be subject to compliance with applicable securities laws and rules of the Toronto Stock Exchange and NASDAQ Global Market, such compliance to be achieved by the Company at its own costs and expense and in a timely manner.

19.	Miscellaneous

a)
If any Warrant certificate (including this Warrant Certificate) is lost, mutilated, destroyed or stolen, the Company may, on such reasonable terms including as to cost and indemnity or otherwise as it may impose respectively, issue a replacement Warrant certificate with the same denomination, tenor and date as the Warrant certificate so lost, mutilated, destroyed or stolen.

b)
The Company shall pay any and all issue and other taxes imposed by governmental authorities of jurisdictions to which the Company is subject that may be payable in respect of any issue or delivery of Common Shares on an exercise of the Warrants (other than income taxes and capital gains taxes exigible on the income of the Holder). The Company shall not, however, be obligated to pay any transfer taxes resulting from any transfer requested by the Holder in connection with any such exercise.

c)
This Warrant Certificate is one of a series of warrant certificates issued by the Company (the “Warrant Certificates”) providing for an aggregate of 250,000 Warrants with the same terms and conditions (collectively, the “Aggregate Warrants”). Subject to Subsection 14, the Warrant Certificates may only be amended with the consent of the holders of at least two-thirds of the Aggregate Warrants represented by such Warrant Certificates, in which case such amendments shall be binding on the Holder with or without its consent. The consent of the holders of at least two-thirds of the Aggregate Warrants represented by such Warrant Certificates may be obtained (i) in writing or (ii) at a meeting where at least 25% of the aggregate number of all Aggregate Warrants outstanding are present in person or represented by proxy.

d)
Unless otherwise indicated, all dollar amounts referred to herein are in lawful money of the United States of America, and all calculations and determinations pursuant to this Warrant Certificate shall be made in US Dollars.

e)
Any conversion of Canadian dollars to US dollars required for the purpose of any calculation or determination pursuant to this Warrant at any particular time, including without limitation for the purpose of converting a “Market Price” from Canadian dollars to US dollars, shall be calculated based on the Bank of Canada’s noon rate for the date of such calculation or determination.

20.
Notice Any notice, designation, direction or other communication required or permitted to be given under this Warrant Certificate will be in writing and will be given by prepaid first-class mail, by facsimile or other means of electronic communication or by hand-delivery. Any notice or other communication, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, will be deemed to have been received on the fourth business day after its post-marked date, or if sent by facsimile or other means of electronic communication, will be deemed to have been received on the business day following the sending, or if delivered by hand will be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at that address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address will also be governed by this Section 20. In the event of a general discontinuance of postal service due to strike, lockout or otherwise, notices and other communications will be delivered by hand or sent by facsimile or other means of electronic communication and will be deemed to have been received in accordance with this Section 20. Notices and other communications will be addressed as follows:

a)	if to the Company:

Hydrogenics Corporation
220 Admiral Boulevard
Mississauga, ON
L5T 2N6

Attention: Chief Financial Officer

b)	if to the Holder:

[insert name and address of Holder]

Attention: President

21.
Severability In the event that any provision of this Warrant Certificate is invalid or unenforceable under any applicable statute or rule of law, then such provision will be deemed inoperative to the extent that it may conflict therewith and will be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law will not affect the validity or enforceability of any other provision of this Warrant Certificate.

22.	Enurement Subject to the terms hereof, the Warrants shall enure to the benefit of, and shall be binding upon the Holder and the Company and their respective successors and permitted assigns.

23.	Governing Law This Warrant Certificate and the Warrants represented hereby shall be exclusively governed by the laws in force in the Province of Ontario and the laws of Canada applicable therein.

24.	Time of the Essence Time shall be of the essence in this Warrant Certificate.

25.
Further Assurances The Company and the Holder shall from time to time execute and deliver all such further documents and instruments and do all acts and things as reasonably required to effectively carry out or better evidence or perfect the full intent and meaning of this Warrant Certificate.

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be signed by the signature of its duly authorized officer effective the ___ day of _____, 2015.

HYDROGENICS CORPORATION

Per:

President

Schedule A

SUBSCRIPTION

TO:           HYDROGENICS CORPORATION, 220 Admiral Boulevard, Mississauga, ON

The undersigned holder of the within Warrants hereby subscribes for____________ Common Shares of HYDROGENICS CORPORATION (or such number of Common Shares or other securities to which such subscription entitles it in lieu thereof or in addition thereto under the provisions of the Warrants) at the subscription price of $ __________ for each one (1) Warrant evidenced by and on the terms specified in the Warrants and confirms it has included the subscription price in the wire transfer of funds to the Company on or prior to the date hereof.

The undersigned hereby directs that such Common Shares be registered as follows:

Name	Address	Number of Common Shares

(Please print full name in which share certificates are to be issued.)

 DATED this___day of_______________, 20___.

[here insert name of holder]

By:
Authorized Signing Officer

EXHIBIT B
REPRESENTATION LETTER
(FOR ACCREDITED INVESTORS)

TO:                      HYDROGENICS CORPORATION (the “Company”)

In connection with the agreement to subscribe for share purchase warrants (the “Warrants”) of the Company by the undersigned subscriber (the “Subscriber”), the Subscriber hereby represents, warrants, covenants and certifies to the Company that:

1.
the Subscriber is resident in Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, New Brunswick, Newfoundland and Labrador, Nova Scotia or Prince Edward Island or is otherwise subject to the laws of the Province of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, New Brunswick, Newfoundland and Labrador, Nova Scotia or Prince Edward Island;

2.	the Subscriber is subscribing for the Warrants as principal for its own account;

3.
the Subscriber is an “accredited investor” within the meaning of National Instrument 45-106 “Prospectus and Registration Exemptions” (“NI 45-106”) by virtue of satisfying the indicated criterion or criteria as set out in Appendix A to this Representation Letter;

4.	the Subscriber was not created or used solely to purchase or hold securities as an accredited investor as described in paragraph (m) of the definition of “accredited investor” in NI 45-106; and

5.	upon execution of this Representation Letter by the Subscriber, this Representation Letter shall be incorporated into and form a part of the Subscription Agreement.

Dated:	, 2015
Print name of Subscriber

By:
Signature

Print name of Signatory (if different from Subscriber)

Title

IMPORTANT: PLEASE INITIAL OR PLACE A CHECK MARK BESIDE THE APPLICABLE PROVISION(S) IN APPENDIX A ON THE NEXT PAGES

2

APPENDIX A

NOTE: THE INVESTOR MUST INITIAL OR OTHERWISE MARK BESIDE THE APPLICABLE PORTION(S) OF THE DEFINITION BELOW.
Accredited Investor - (defined in National Instrument 45-106) means:

(a)	a Canadian financial institution, or an authorized foreign bank named in Schedule III of the Bank Act (Canada); or
(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada); or
(c)
a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary; or

(d)
a person registered under the securities legislation of a jurisdiction of Canada, as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador); or

(e)	an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d); or
(f)	the Government of Canada or a jurisdiction of Canada, or any crown Company, agency or wholly-owned entity of the Government of Canada or a jurisdiction of Canada; or
(g)
a municipality, public board or commission in Canada and a metropolitan community, school board, the Comite de gestion de la taxe scolaire de Pile de Montreal or an intermunicipal management board in Quebec; or

(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government; or
(i)	a pension fund that is regulated by the Office of the Superintendent of Financial Institutions (Canada), a pension commission or similar regulatory authority of a jurisdiction of Canada; or
(j)	an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000; or
(k)
an individual whose net income before taxes exceeded $200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year; or

(l)	an individual who, either alone or with a spouse, has net assets of at least $5,000,000; or

(Note: if individual accredited investors wish to purchase through wholly-owned holding companies or similar entities, such purchasing entities must qualify under paragraph (t) below, which must be initialed.)

(m)	a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements; or

(n)	an investment fund that distributes or has distributed its securities only to:
(i) a person that is or was an accredited investor at the time of the distribution, or
(ii) a person that acquires or acquired securities in the circumstances referred to in sections 2.10 or 2.19 of National Instrument 45-106, or
(iii) a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 of National Instrument 45-106; or
(o)
an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Quebec, the securities regulatory authority, has issued a receipt; or

(p)
a trust company or trust Company registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust Company, as the case may be; or

(q)	a person acting on behalf of a fully managed account managed by that person, if that person
(i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and
(ii) in Ontario, is purchasing a security that is not a security of an investment fund; or
(r)
a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded; or

(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function; or
(t)
a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors (as defined in National Instrument 45-106); or

(Note: if you are purchasing as an individual accredited investors paragraph (l) above must be initialed rather than paragraph (t).)
(u)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser; or
(v)	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Quebec, the regulator an accredited investor.

For the purposes hereof:

(a)	“Canadian financial institution” means:

(i)	an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or

(ii)
a bank, loan Company, trust company, trust Company, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

(b)	“control person” has the same meaning as in securities legislation;

(c)	“director” means:

(i)	a member of the board of directors of a company or an individual who performs similar functions for a company, and

(ii)	with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

(d)	“eligibility adviser” means:

(i)	a person that is registered as an investment dealer and authorized to give advice with respect to the type of security being distributed, and

(ii)
in Saskatchewan or Manitoba, also means a lawyer who is a practicing member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not

(A)	have a professional, business or personal relationship with the issuer, or any of its directors, executive officers, founders, or control persons, and

(B)
have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons within the previous 12 months;

(e)	“executive officer” means, for an issuer, an individual who is:

(i)	a chair, vice-chair or president,

(ii)	a vice-president in charge of a principal business unit, division or function including sales, finance or production, or

(iii)	performing a policy-making function in respect of the issuer;

(f)	“financial assets” means:

(i)	cash,

(ii)	securities, or

(iii)	a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

(g)	“foreign jurisdiction” means a country other than Canada or a political subdivision of a country other than Canada;

(h)	“founder” means, in respect of an issuer, a person who,

(i)	acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and

(ii)	at the time of the distribution or trade is actively involved in the business of the issuer;

(i)
“fully managed account” means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction;

(j)	“investment fund” has the same meaning as in National Instrument 81-106 Investment Fund Continuous Disclosure;

(k)	“jurisdiction” means a province or territory of Canada except when used in the term foreign jurisdiction;

(l)	“local jurisdiction” means the jurisdiction in which the Canadian securities regulatory authority is situate;

(m)	“non-redeemable investment fund” has the same meaning as in National Instrument 81-106 Investment Fund Continuous Disclosure,

(n)	“person” includes

(i)	an individual,

(ii)	a Company,

(iii)	a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

(iv)	an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative;

(o)	“regulator” means, for the local jurisdiction, the Executive Director as defined under securities legislation of the local jurisdiction;

(p)	“related liabilities” means

(i)	liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or

(ii)	liabilities that are secured by financial assets.

(q)	“Schedule III bank” means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

(r)	“spouse” means, an individual who,

(i)	is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual,

(ii)	is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or

(iii)	in Alberta, is an individual referred to in paragraph (i) or (ii) above, or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

(s)	“subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

Affiliated Entities, Control and Subsidiaries

1. A person or company is considered to be an affiliated entity of another person or company if one is a subsidiary entity of the other, or if both are subsidiary entities of the same person or company, or if each of them is controlled by the same person or company.

2. A person or company is considered to be controlled by a person or company if

(a)	in the case of a person or company,

(i)
voting securities of the first mentioned person or company carrying more than 50% of the votes for the election of directors are held, otherwise than by way of security only, by or for the benefit of, the other person or company, and

(ii)	the votes carried by the securities are entitled, if exercise, to elect a majority of the directors of the first mentioned person or company.

(b)	in the case of a partnership that does not have directors, other than a limited partnership, the second mentioned person or company holds more than 50% of the interests in the partnership; or

(c)	in the case of a limited partnership, the general partner is the second mentioned person or company.

3. A person or company is considered to be a subsidiary entity of another person or company if

(a)	it is controlled by,

(i)	that other; or

(ii)	that other and one or more persons or companies, each of which is controlled by that other; or

(iii)	two or more persons or companies, each of which is controlled by that other; or

(iv)	it is a subsidiary entity of a person or company that is the other’s subsidiary entity.

All monetary references are in Canadian Dollars